[redacted]

14041569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Financial Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive
(No. and Street)

Montpelier (City) Vermont (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. Partridge Jr 802-229-7334 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

RECEIVED
FEB 27 2014
SECURITIES AND EXCHANGE COMMISSION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip G. Partridge Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentinel Financial Services Company, as of December, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Assistant Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2013 and 2012

Page(s)

Independent Auditor's Report 1

Financial Statements

Statements of Financial Condition 3

Statements of Operations 4

Statements of Changes in Partners' Capital 5

Statements of Cash Flows 6

Notes to Financial Statements 7-13

Supplemental Schedule

Schedule I – Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 14

pwc

To the Partners of Sentinel Financial Services Company:

In planning and performing our audit of the financial statements of Sentinel Financial Services Company (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

pwc

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2014

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Independent Auditor's Report

To the Partners of
Sentinel Financial Services Company:

We have audited the accompanying financial statements of Sentinel Financial Services Company, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Financial Services Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule I, *Supplementary Information: Computation of Net Capital under Rule 15c3-1 of*

pwc

the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2014

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Financial Condition
As of December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 14,202,178	$ 18,553,903
Distribution fees receivable	1,536,195	2,222,067
Deferred commissions, net of amortization	654,348	1,241,006
Prepaid expenses and other assets	301,088	455,426
Property and equipment, net of depreciation	49,708	71,893
Commissions receivable	17,204	25,670
Other receivables	193	35,056
Receivables from affiliates	83,700	16,737
Total assets	$ 16,844,614	$ 22,621,758
Liabilities		
Service fees payable	$ 1,114,785	$ 1,782,585
Accounts payable and accrued expenses	1,008,535	1,392,361
Payable to affiliates	1,016,693	1,297,731
Bonus commissions payable	508,545	489,339
Total liabilities	3,648,558	4,962,016
Partners' capital	13,196,056	17,659,742
Total liabilities and partners' capital	$ 16,844,614	$ 22,621,758

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Distribution fee income	$ 21,020,220	$ 29,808,433
Commissions	3,819,096	3,318,862
Investment income	1,896	1,996
Total revenues	24,841,212	33,129,291
Operating expenses		
Service fees	16,557,712	24,369,293
Salaries and employee benefits	7,308,668	6,529,969
Bonus commissions	3,895,770	6,184,609
General and administrative	5,432,082	5,217,049
Marketing support	3,381,150	5,113,249
Amortization of deferred commissions	1,904,942	2,536,694
Commissions	2,324,574	1,883,356
Total operating expenses	40,804,898	51,834,219
Partners' net loss	$ (15,963,686)	$ (18,704,928)

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Changes in Partners' Capital
Years Ended December 31, 2013 and 2012

	SAMI [1]	SFSI [1]	Total
Balance, December 31, 2011	$ 285,162	$ 12,079,508	$ 12,364,670
Partners' net loss	(916,541)	(17,788,387)	(18,704,928)
Partners' contributions	1,176,000	22,824,000	24,000,000
Balance, December 31, 2012	$ 544,621	$ 17,115,121	$ 17,659,742
Partners' net loss	(782,221)	(15,181,465)	(15,963,686)
Partners' contributions	563,500	10,936,500	11,500,000
Balance, December 31, 2013	$ 325,900	$ 12,870,156	$ 13,196,056

[1] Sentinel Asset Management, Inc. ("SAMI") and Sentinel Financial Services, Inc. ("SFSI"), jointly referred to as Sentinel, are wholly-owned subsidiaries of NLV Financial Corporation ("NLVF") and SAMI, respectively.

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Partners' net loss	$ (15,963,686)	$ (18,704,928)
Adjustments to reconcile Partners' net loss to net cash used in operating activities:		
Depreciation	32,928	34,528
Deferred commissions, net of amortization	586,658	(6,905)
Changes in assets and liabilities:		
Distribution fees receivable	685,872	461,734
Prepaid expenses and other assets	154,454	(90,092)
Commissions receivable	8,466	(11,716)
Other receivables	34,863	(31,935)
Receivables from affiliates	(66,963)	(16,737)
Service fees payable	(667,800)	(758,116)
Accounts payable and accrued expenses	(383,826)	(362,453)
Payable to affiliates	(281,038)	(177,792)
Bonus commissions payable	19,206	(1,103,948)
Net cash used in operating activities	(15,840,866)	(20,768,360)
Cash flows from investing activities		
Cost of investments acquired	(116)	(13,372)
Purchase of property and equipment	(10,743)	(5,983)
Net cash used in investing activities	(10,859)	(19,355)
Cash flows from financing activities		
Contributions from partners	11,500,000	24,000,000
Net cash provided by financing activities	11,500,000	24,000,000
Net increase (decrease) in cash and cash equivalents	(4,351,725)	3,212,285
Cash and cash equivalents		
Beginning of year	18,553,903	15,341,618
End of year	$ 14,202,178	$ 18,553,903

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the "Company" or the "Partnership"), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a registered broker-dealer in which the partners' capital is held by SAMI and SFSI. Pursuant to the Company's distribution agreement to serve as the principal underwriter of the Sentinel Group Funds, Inc. (the "Funds"), the Company earns fees from the distribution of shares of the Funds which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of National Life Insurance Company ("NLIC"), an affiliate of the Company. Commissions are earned on distribution of shares of the Funds.

Under the general partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% and 4.9% for SFSI and SAMI, respectively.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the general partnership agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there are no positive net operating cash flows during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Certain reclassifications have been made to conform prior periods to the current year's presentation.

Revenue and Expense Recognition

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Revenue and Expense Recognition (continued)

Distribution fees are recognized in the period in which the services have been performed. These fees are earned based on a percentage of assets under management and are paid to the Company on a monthly basis.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

Distribution Fees

Distribution fee revenue results from a distribution expenses, dealer service fees and recovery of commissions incurred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940. Under the terms of an agreement with the Funds, the Company is reimbursed on a monthly basis for these fees.

Deferred Commissions

Certain sales of the Sentinel Group Funds, as detailed in the prospectus, generate an advanced sales commission paid by the Company to the broker-dealer of record. These commissions are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. The Company records this payment as a "Deferred Commissions, net of amortization" asset, which is then amortized over the contingent deferred sales charge ("CDSC") period, for "A" shares, and over the CDSC period or until redemption, whichever is shorter for the "C" shares. The CDSC period for "A" and "C" shares is the twelve month period after the initial sale.

Prepaid Expenses and Other Assets

Includes insurance, software maintenance, annual licensing fees, and represents payments in advance of services rendered. These advance payments are expensed as incurred. Other assets include escrow deposits held by the Company, to protect against overdraft positions, and an investment in common stock.

Property and Equipment

Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally Developed Software	5
Furniture	7

2. Significant Accounting Policies (continued)

Commissions

Commission revenue includes commissions on fund share sales, CDSC on qualifying redemptions, and commissions earned on shareholder accounts where the Company acts as their broker-dealer. A CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus, and none of the waivers described in the prospectus apply.

A portion of the commission revenue recognized by the Company is paid by the Company as a commission expense to the broker-dealer initially responsible for the sale. The broker-dealers of record are either external to the Company or are registered representatives of Equity Services, Inc. ("ESI"), a wholly-owned subsidiary of NLVF. This expense is a dealer reallowance which varies based on the size and investment strategy of the mutual fund share(s) sold.

Other Receivables

Other receivables include amounts due from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other receivables.

Receivables from and Payables to Affiliates

Receivables from affiliates include charges paid by the Company for revenue sharing fees and sub-transfer agent revenue sharing fees to be paid by Sentinel Administrative Services, Inc. ("SASI"), a wholly-owned subsidiary of SAMI.

Payables to affiliates primarily consist of balances due to NLIC, based on the intercompany expense sharing agreement with NLIC, and revenue sharing fees to ESI. NLIC is a wholly-owned subsidiary of NLVF.

Service Fees

Service Fees represent an incurred monthly accrual of the sales commission and service fees ("12b-1" fees) to broker-dealers of record to compensate for ongoing costs of servicing the shareholder.

Bonus Commissions

Bonus commissions consist of compensation earned by the Company's sales personnel for their successful sales efforts.

Salaries and Employee Benefits

Salaries and employee benefits includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

2. Significant Accounting Policies (continued)

Investment Income

The Company's excess cash is invested in money market funds which earn income distributions. The Company also earns interest income on certain cash accounts.

General and Administrative

These expenses represent costs to the Company incurred as a result of managing the Company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses included in general and administrative expenses are related to media advertising, creation of shareholder reports, sales conferences, and due diligence meetings. NLVF and its subsidiary, NLIC, provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF expense sharing agreement and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Marketing Support

Marketing support consists of additional contractual payments to external broker-dealers or ESI which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

Income Taxes

In accordance with provisions of the Internal Revenue Code, the Company qualifies as a partnership for income tax purposes and no taxes are levied at the partnership level.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2013 and through the financial statement issuance date of February 24, 2014. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

3. General and Administrative Expense

General and Administrative Expense is comprised of the following:

	For the Years Ended December 31, 2013	2012
Travel	$ 1,605,717	$ 1,616,498
Software maintenance contracts	727,022	636,538
Marketing, promotions and materials	552,558	545,317
Consulting	466,564	351,637
Advertising	435,105	471,906
Data systems	299,651	334,438
Printing, postage and supplies	385,468	400,188
Recruiting, licensing and training	218,692	193,297
Rent	177,010	138,770
Cost allocation	171,008	170,929
Legal fees	8,662	(311)
Depreciation	32,928	34,528
Other	351,698	323,314
	$ 5,432,083	$ 5,217,049

4. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Act"), as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2013 are as follows:

Net Capital	$ 11,390,041
Aggregate indebtedness	3,648,558
Net capital requirement	243,237
Excess Net Capital	11,146,804
Percentage of aggregate indebtedness to net capital	32%

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

5. Property and Equipment

Property and equipment owned by the Company at December 31, 2013 and 2012 comprise:

	2013	2012
Property and equipment	$ 1,207,018	$ 1,196,275
Accumulated depreciation	(1,157,310)	(1,124,382)
Net property and equipment	$ 49,708	$ 71,893

Depreciation expense for the years ended December 31, 2013 and 2012 was $32,928 and $34,528, respectively.

6. Related Party Transactions

Commissions and Distribution Fees Earned from the Sale of the Funds
Pursuant to the distribution agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge (load) on the sales of the Funds' Class A-shares. During 2013 and 2012 the Company recognized $2,556,507 and $2,107,568, respectively, in commissions revenue from the sales of these shares. Commission expenses incurred on A-shares totaled $2,324,574 and $1,883,356 in 2013 and 2012, respectively. For the years ended December 31, 2013 and 2012, the Company recognized $317,579 and $257,969, respectively, from CDSC assessed upon redemption from the Funds' "A" and "C" shares, which are included in commissions revenue. Commission receivable due from SASI (the designated transfer agent for the Funds) at December 31, 2013 and 2012 were $17,204 and $25,670, respectively.

Under the terms of the Company's distribution plans with the Funds, the Company recognized a combined $21,020,220 and $29,808,433 in 2013 and 2012, respectively, from the Funds for providing distribution and other services. Of these amounts, $16,557,712 and $24,369,293 in 2013 and 2012, respectively, represent service fee expense incurred from ESI and external broker-dealers for services rendered. The balance due to the Company from the Funds for 12b-1 fees at December 31, 2013 and 2012 were $1,536,195 and $2,222,067 respectively. Service fees payable by the Company at December 31, 2013 and 2012 were $1,114,785 and $1,782,585, respectively.

Commissions the Company had paid in advance and deferred on class "A" and "C" shares totaled $1,318,283 and $2,543,600 in 2013 and 2012, respectively. These advanced commissions were paid to ESI and outside broker-dealers in the form of dealer reallowances.

Marketing Support
Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees to ESI, based on sales and assets under management, in exchange for the opportunity to

6. Related Party Transactions (continued)

Marketing Support (continued)
provide education and marketing support. The marketing support fees for the years ended December 31, 2013 and 2012 were $465,458 and $434,853, respectively. The payable balance to ESI related to these fees were $40,423 and $36,051 for the years ended December 31, 2013 and 2012, respectively.

Allocated Expenses
Expenses allocated to the Company, as per the NLVF expense sharing agreement, were $171,008 and $170,929 for the years ended December 31, 2013 and 2012, respectively, and are included in the Company's general and administrative expenses.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative, computer support, occupancy, and compliance charges. These charges were $386,858 and $130,469 for the years ended December 31, 2013 and 2012, respectively.

Payable to affiliates include $928,101 and $1,254,753 due to NLIC at December 31, 2013 and 2012, respectively, for allocated costs as well as reimbursement due for direct charges paid by NLIC on behalf of the Company, including payroll and employee benefit costs.

The receivable balances related to revenue sharing fees paid by the Company on behalf of SASI for the years ended December 31, 2013 and 2012 were $30,315 and $16,737, respectively.

Partners' Contributions
Historically, the Company has experienced losses from operations. The Company receives sufficient equity contributions from its partners, SAMI and SFSI, to enable it to meet its contractual obligations as they become due. SAMI and SFSI have made combined contributions of $11,500,000 and $24,000,000 to the Company for the years ended December 31, 2013 and 2012, respectively.

7. Contingencies and Legal Matters
In the ordinary course of business, the nature of the Company's business subjects itself to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Sentinel Financial Services Company
(a Vermont General Partnership)
Schedule I – Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

	2013
Computation of Net Capital	
Total ownership equity	$ 13,196,056
Deductions	
Securities and/or other investments not readily marketable	13,488
Investment in and receivables from affiliates	83,700
Property, furniture and equipment, at cost-net of accumulated depreciation	49,708
Other assets	1,379,119
Total non-allowable assets	1,526,015
Net capital before haircuts on securities positions and other deductions	11,670,041
Haircut on cash equivalents	280,000
Haircut on securities	-
Other deductions	-
Net capital	$ 11,390,041
Computation of aggregate indebtedness	
Accounts payable, accrued liabilities, expenses and other	3,648,558
Total aggregate indebtedness	$ 3,648,558
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 243,237
Excess net capital	$ 11,146,804
Net capital less 10% of aggregate indebtedness	$ 11,025,185
Percentage of aggregate indebtedness to net capital	32%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2013.

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2014

4. INCOME TAXES

Income tax expense for the year ended December 31, 2013 follows:

Current:	
Federal	$ 83,549
State	31,684
Total income tax expense	$ 115,233

Actual income tax expense differs from the amount ''expected'' using the statutory federal tax rate for the year ended December 31, 2013 follows:

Expected income tax expense using the statutory federal income tax rate of 34%	$ 98,246
Effects of:	
State income taxes, net of federal tax benefit	20,911
Surtax exemption	(3,924)
Total income tax expense (effective income tax rate of 40%)	$ 115,233

On December 31, 2013, DFG forgave the balance of its income tax receivable due from the Company and the Company recorded forgiveness of debt income of $115,233. The forgiveness of this obligation is recorded on the statement of income for the year ended December 31, 2013.

5. RELATED PARTY TRANSACTIONS

The Company receives substantially all of its executive, administrative, financial, computer systems and support, human resources and compliance services from individuals who are employed and compensated by an affiliate of DFIM. Additionally, an affiliate of DFIM provides certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses incurred by DFIM on behalf of the Company are allocated to the Company by DFIM in accordance with its Management Fee Agreement. The Company incurred $45,000 of expenses under the terms of the Management Fee Agreement for the year ended December 31, 2013. These expenses are presented as management fees paid to Parent in the statement of income for the year ended December 31, 2013.

At December 31, 2013, the Company is due $2,333 from DFIM for December 2013 for clearing expenses (Note 2).